FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Elemental Royalty Corporation ("Elemental")

905 - 815 West Hastings Street

Vancouver, British Columbia, V6C 1B4

Item 2 Date of Material Change

September 21, 2026

Item 3 News Release

A news release was disseminated by Elemental on September 21, 2026 through TMX Newsfile and subsequently filed under the profile of Elemental on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On September 21, 2026, Elemental and funds managed by Orion Mine Finance Management LP (collectively, "Orion") entered into definitive purchase agreements (collectively, the "Purchase Agreements"), pursuant to which, among other things, Elemental agreed to acquire, and Orion agreed to sell, a portfolio of precious metals assets consisting of five streams and royalties for total consideration of US$290 million, with US$200 million in cash and US$90 million in equity, on and subject to the terms and conditions of the Purchase Agreements (the "Transaction").

On September 21, 2026, Elemental also announced David M. Cole's resignation as CEO and Director. Current COO, President, and Founder of Elemental, Frederick Bell, was appointed to the role of CEO and Director on Elemental's Board of Directors (the "Board").

5.1 Full Description of Material Change

On September 21, 2026, Elemental and Orion entered into the Purchase Agreements, pursuant to which, among other things, Elemental agreed to acquire, and Orion agreed to sell, a portfolio of precious metals assets consisting of five streams and royalties.

Portfolio Assets

Upon closing of the Transaction, Elemental will acquire a portfolio of streams and royalties from Orion, consisting of a 50% silver stream on i-80 Gold Corp's Ruby Hill Complex in Nevada, a 5% gold stream on Mansa Resources' Kouroussa Mine in Guinea, a 2.5% gross revenue royalty on Silverco Mining's La Negra mine in Mexico, a 1% net smelter royalty on Dakota Gold's Richmond Hill project in the Homestake District of South Dakota and a 1% gold stream on Endura Mining's Snowy River mine in New Zealand. The Ruby Hill Complex silver stream and the Kouroussa gold stream will rank in the top five and top ten assets, respectively, in Elemental's portfolio upon closing. The Transaction, once completed, will provide material and immediate uplift to Elemental's revenue base, with Kouroussa, La Negra, and Ruby Hill delivering cash flow from day one, and with anticipated catalysts advancing Snowy River and the Homestake District toward production.

The total consideration for the Transaction payable to Orion upon closing of the Transaction is comprised in aggregate of US$200 million in cash and US$90 million in Elemental shares, representing approximately 5.6% of issued and outstanding shares in Elemental. The Transaction is subject to customary closing conditions, including Toronto Stock Exchange approval to list the Elemental consideration shares and, with respect to the Snowy River stream, customary regulatory approvals from the New Zealand government. The Transaction is expected to complete in Q4 2026 or, with respect only to the Snowy River stream, up to Q1 2027.

To fund the cash consideration for the Transaction, Elemental has secured a commitment from National Bank of Canada to increase the committed amount available under Elemental's existing revolving credit facility (the "Facility") from US$150 million to US$250 million. The existing US$50 million accordion feature will be retained, providing potential total capacity of US$300 million, subject to additional lender commitments and the satisfaction of customary conditions. The amended Facility is expected to become effective on or prior to closing of the Transaction.

The securities to be issued pursuant to the Transaction have not been and will not be registered under the United States Securities Act of 1933, as amended or any U.S. state securities laws, and will be issued in reliance upon applicable registration and prospectus exemptions in the United States and Canada.

Management Transition

David M. Cole has resigned as Chief Executive Officer and Director on the Board with immediate effect, in order to take on the full-time role of Executive Chair of Carlin East Inc., where his extensive technical expertise, entrepreneurial track record, and knowledge of the generation portfolio will support the next stage of its development.

Frederick Bell has been appointed Chief Executive Officer of Elemental, and Director on the Board, having most recently served as President and Chief Operating Officer following the combination of Elemental and EMX. Frederick is a founder of Elemental and was previously Chief Executive Officer from 2017 until 2025.

Additional Information

A copy of each of the Purchase Agreements is available on Elemental's profile on SEDAR+ at www.sedarplus.ca.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 5 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 6 Omitted Information

Not applicable.

Item 7 Executive Officer

For further information, contact:

Frederick Bell

Chief Executive Officer
Telephone: +44 (0) 7554-872-794

Item 8 Date of Report

October 1, 2026

Cautionary Note Regarding Forward Looking Information

This material change report contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable United States and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof).

Forward-looking statements and information include, but are not limited to, statements regarding completion of the Transaction, including any required approvals, and the timing thereof; future royalties and future consideration payments or issuances of shares, or other statements that are not statements of fact. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the ability of the relevant parties to complete the Transaction; the receipt of approvals necessary for, and the satisfaction of other closing conditions to, the Transaction; the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive streams or royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represent management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.